                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

                         SUCCESS DEVELOPMENT GROUP, INC.
            --------------------------------------------------------
           (Name of Small Business Issuer as specified in its charter)

             NEVADA                                         88-0419086
----------------------------------------          ------------------------------
(State or other jurisdiction of                     (I.R.S. Employer I. D. No.)
organization)

                          1005 Terminal Way, Suite 110
                                 Reno, NV 89502
                 ----------------------------------------------
                     (Address of Principal Executive office)

Registrant's Telephone Number, Including Area Code:           (949) 495-7553
                                  Facsimile Number:           (949) 495-8506

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:


                      $0.001 Par Value Common Voting Stock
                -------------------------------------------------
                                 Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None.

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

         Organization and Charter Amendments
         -----------------------------------

         The Company was incorporated in Nevada on November 18, 1996 under the name Environmental Solutions Now!

         This Registration Statement is being filed so that the Company's stock (which was sold on and before April 7, 1999 pursuant to a Rule 504 Offering) can be quoted on the OTC Bulletin Board of the National Association of Securities Dealer, Inc. (the NASD).

         The following amendments to the Articles of Incorporation of the Company have been made since its organization:

         On February 26, 1999 the Company changed its name to Success Development Group, Inc.

         On April 5, 1999 the Company increased its authorized common stock to 20,000,000 shares and its preferred stock to 5,000,000 shares; all with a par value per share of $0.001.

         Copies of the Company's By-laws, initial Articles of Incorporation and these amendments are attached hereto, and are incorporated herein by reference. See Item 15.

         General
         -------

         The Company expects to produce, market and distribute information, education and financial products and services to small businesses and their owners. The Company intends to design its products and services to help its customers to create, increase and maintain real estate and other home based businesses. The Company intends to increase the marketing and distribution of the products and services, to expand into more lines of products and services, and to make specific alliances with, or acquisitions of, companies that will fit its strategy.

         It is anticipated that the Company's customers will include a broad spectrum of individuals from beginning entrepreneurs looking for the skills to achieve financial independence to experienced entrepreneurs looking to enhance their existing plans and protect existing assets, and that its products and services will be sold through several mediums, including direct mail, telemarketing, an Internet Web Site, periodical advertising, television, radio, direct sales and customer word of mouth.

         The Company believes that its ability to teach this information in an understandable, easy-to-follow format will enable it to achieve significant operating results. Maintaining its commitment to quality customer support and long term relationships with customers is its goal and should allow it to achieve rapid expansion and long-term profitability in the market for information, education and financial products and services.

         Rule 504 Offering
         -----------------

         On April 7, 1999 the Company completed a Rule 504 Offering of 2,000 common shares at $ 1.00 per share for $2,000 cash, and 100,000 common shares for services, which the Company also valued at $ 1.00 per share, or $100,000. See
Item 10.

         Changes of Control During the Past Three Years
         ----------------------------------------------

         See the caption "Security Ownership of Certain Beneficial Owners and Management", Item 4, for information respecting the beneficial ownership of securities of the Company by Messrs. Keith C. Moore and David Kahn; and see the caption "Directors, Executive Officers, Promoters and Control Persons", Item 5, for other material information regarding these persons.

         Sales of "Unregistered" and "Restricted" Securities Over the Past Three Years
         -----------------------------------------------------------------------

         For information concerning sales of "unregistered" and "restricted" securities during the past three years, see the caption "Recent Sales of Unregistered Securities," Item 10.

Business.
---------

         Risk Factors
         ------------

         In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained in total until the business is underway. However, at a minimum, the Company's proposed business operations will be highly speculative and will be subject to the same types of risk inherent in any new or unproven venture, and will include those types of risk factors stated below.

         DEVELOPMENT STAGE COMPANY. The Company is a development stage enterprise, as defined by generally accepted accounting principles, which has yet to formally commence operations. The Company has generated no revenue to date. Its primary activities to date have been development and marketing of marketing and service concepts and the raising of capital. The Company's success is dependent upon the successful development and marketing of its proposed products and services, as to which there is no assurance. Unanticipated problems, expenses and delays are frequently encountered in establishing a new business and developing new products. These include, but are not limited to, competition, inadequate market expertise, and setbacks in market acceptance and sales and marketing. The failure of the Company to meet any of these conditions would have a materially adverse effect upon the Company, and may force the Company to reduce or curtail operations. No assurance can be given that the Company can or will ever operate profitably. As a result, persons purchasing the common stock offered herein may lose their entire investment.

         NEED FOR ADDITIONAL CAPITAL. The $2,000 net cash proceeds from the sale of the shares of common stock offered pursuant to the Company's 504 Offering are insufficient to attain the business achievements described herein. To do so, additional capital will have to be raised, if it can be raised, to attain the business achievements described herein. To date the Company has relied upon internal financing from its founders, officers and directors for its operations. The Company's future capital requirements will depend on many factors, including cash flow from operations, progress in the development and sale of its products and services, competing market developments, and the Company's ability to market its products and services successfully. Any equity financings could result in dilution to the Company's stockholders. Sources of debt financing may result in higher interest expense. Any financing, if available, may be on terms unfavorable to the Company. If adequate funds are not obtained, the Company may be required to reduce or curtail operations.

         INTELLECTUAL PROPERTY. Management has identified certain technology that may be necessary for the operation of certain portions of the Company's business. This technology, however, is not subject to any patent protection, and hence, this technology would provide limited benefit to the Company with respect to potential competitors. The Company does not own any patents or copyrights protecting its products or services. The Company treats its technical data as confidential and relies on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect its proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products or services that are equivalent or superior to those of the Company. The Company may receive in the future communications from third parties asserting that the Company's products and services infringe upon the proprietary rights of third parties. There can be no assurance that any such claims would not result in protracted and costly litigation. There can be no assurance that any particular aspect of the Company's technology will not be found to infringe upon the products of other companies. Other companies may hold or obtain patents on inventions, or may otherwise claim proprietary rights to technology useful or necessary to the Company's business. The extent to which the Company may be required to seek licenses under such proprietary rights of third parties, and the cost or availability of such licenses, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its products or services relating to current or future technologies, there can be no assurance that the Company will be able to do so on commercially reasonable terms.

         DEPENDENCE ON KEY PERSONNEL. The Company is greatly dependent on the services of Keith Moore, the Company's sole officer and director. The loss of the services provided by this individual would have a materially adverse effect on the operations of the Company. The Company believes that its future success will also depend in part upon its ability to attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel. Competition for such personnel is intense.

         POSSIBLE FUTURE ISSUANCE OF COMMON STOCK. The Company is authorized to issue up to 20,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. Presently, there are 1,202,000 shares of common stock issued and outstanding (as of May 18, 1999), and no preferred stock issued and outstanding. Additional issuances of common or preferred stock will be required to raise capital, to acquire stock or assets of other companies, to compensate employees, or to undertake other activities without stockholder approval. These additional issuances of common or preferred stock will increase outstanding shares and further dilute stockholders' interests. Since the Company's common stock is currently subject to the existing rules on penny stocks, the market liquidity for the Company's common stock may be severely affected. Of the 1,202,000 shares of the Company's common stock which are outstanding, 395,000 shares are "restricted securities" owned by the Company's President and sole Director, and under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of common stock for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the common stock is quoted on NASDAQ or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of common stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

         NO PUBLIC MARKET FOR THE SHARES OF COMMON STOCK. There is currently no public market for the shares of common stock. The failure of the Company to create a market for its common stock would result in the purchasers of the common stock being unable to dispose of their securities in any effective commercial manner. The Company anticipates that at least one market maker will file a Form 15(c)2-11 with the National Association of Securities Dealers ("NASD"), and thereby anticipates obtaining the right from the NASD to have the Company's stock quoted on the NASD Bulletin Board. However, there can be no assurance that such application will be granted by the NASD.

         LIMITED MARKET FOR THE COMPANY'S COMMON STOCK. The Company's common stock is covered by Securities and Exchange Commission rules that impose additional sales practice requirements on broker-dealers who sell securities priced at under $5.00 (so-called "penny stocks") to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by such rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Moreover, such rules also require that brokers engaged in secondary sales of penny stocks provide customers written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and ask prices, disclosure of the compensation to the broker-dealer, and disclosure of the salesperson working for the broker-dealer. Consequently, the rules may affect the ability of broker-dealers to sell the Company's common stock and also may affect the ability of persons purchasing such common stock to resell their common stock in the secondary market, if such a market were to exist. Further, (i) the Company's common stock may initially be quoted on an NASD inter-dealer system called "the Bulletin Board," (ii) the Company will not have $4 million in assets or $2 million in stockholders' equity, which are both required for it to qualify for quotation on NASDAQ, and (iii) the Company's common stock is not being sold at $5 a share and is not expected to soon trade at a market price of $5 a share in the foreseeable future, the price required for a non-NASDAQ-quoted security to escape the trading limitations imposed by the Securities and Exchange Commission on so-called "penny stocks." These trading limitations tend to reduce broker-dealer and investor interest in "penny stocks", and could operate to inhibit the ability of the Company's common stock to reach a $3 per share trading price that would make them eligible for quotation on NASDAQ, even should they otherwise qualify for quotation on NASDAQ.

         NO DIVIDENDS. The Company has paid no dividends to its stockholders and does not plan to pay dividends on its common stock in the foreseeable future.

         COMPETITION. Management is aware of many potential competitors that have larger resources and distribution sources than the Company. Competition from these very large and well-financed companies may attract potential customers away from the Company. There may also be other competitors that the Company has not identified.

         CONTROL OF COMPANY AND DEPENDENCE ON MANAGEMENT. As stated in Item 4., management currently owns 32.9% and one other shareholder of the Company currently owns 8.3% of the issued and outstanding common stock. See also Item
10. for a list of other shareholders who own significant amounts of the Company's common stock. Cumulative voting for the election of directors is not allowed under the Articles of Incorporation. Therefore, investors may not be in a position to control the Board of Directors of the Company and in effect may have to depend on the judgment and efforts of the current director and officer to carry out the Company's business strategy and react quickly to make needed changes. The existing officer is not under any employment agreement with the Company.

         DIFFICULTY OF PLANNED EXPANSION; MANAGEMENT OF GROWTH. The Company plans to expand its level of operations. The Company's operating results will be adversely affected if net sales do not increase sufficiently to compensate for the increase in operating expenses caused by this expansion. In addition, the Company's planned expansion of operations may cause significant strain on the Company's management, financial and other resources. To manage its growth effectively, the Company must continue to improve and expand its existing resources and management information systems, and must attract, train and motivate qualified managers and employees. There can be no assurance, however, that the Company will be able to successfully achieve these goals. If the Company is unable to manage growth effectively, its operating results will be adversely affected.

         FORWARD LOOKING STATEMENTS. This Registration Statement contains forms of forward-looking statements that are based on the Company's beliefs as well as on assumptions made by, and information currently available to, the Company. When used in this Registration Statement, the words "hope", "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, some of which are identified and described in this "Risk Factors" section. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results will vary materially from those anticipated, estimated, or projected and the variations may be material. The Company cautions potential investors not to place undue reliance on any such forward-looking statements; all of which speak only as of the date made. A number of the matters and subject areas discussed in this Registration Statement are not historical or current facts, or deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may differ materially from the Company's actual future experience involving any one or more of such matters and subject areas. The Company has attempted to identify, in context, certain other factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations regarding the relevant matter or subject area. The operations and results of the Company's business also may be subject to the effect of other risks and uncertainties in addition to the relevant factors identified elsewhere in this Registration Statement, including, but not limited to, general economic conditions in the geographical areas and market segments that the Company is targeting for its products and services, the availability of adequate equipment and personnel to meet the Company's marketing plans and customer demand, and access to sufficient equity capital to meet the Company's operating and financial needs.

         GOVERNMENT REGULATIONS. The Company believes that there are no current regulations, state or federal, which would materially and adversely affect the Company's operations, nor are any expected. In the future, governmental regulations may develop, having an adverse effect on the Company's operations.

         In addition to the foregoing risks, businesses are often subject to risks that are not foreseen or fully appreciated by management. Potential investors should keep in mind that other material risks could arise.

         Principal Products and Services
         -------------------------------

         The Company intends to focus on providing information, education and financial products and services for small businesses and their owners with an in-place follow-up support system. To support its customers, the Company intends to provide trained personnel on weekdays from 10:00 a.m. to 4:00 p.m. to answer customer questions about real estate transactions in which they are involved or are considering. This service will be free to purchasers of cash flow systems for ninety days. Other businesses market and distribute information in this field without any significant follow-up or support. The Company believes that success in its industry requires a solid foundation of proven products and services together with a strong ongoing customer support system. Management believes that the Company will fit this profile, since its products and services will be based upon methods and systems used by Management.

         These are descriptions of the primary products and services the Company intends to offer:

         MONEY MACHINE. The Company expects that its Money Machine will be the Company's introductory product used to generate interest in its other products and services. It will provide an overview of methods by which to profit in the real estate business and contains audiocassette tapes, videotapes, and documentation. These materials will explain, in an overview fashion, the four areas of real estate investing on which the Company intends to focus: wholesaling, retailing, owner-financing and lease/option.

         CASH FLOW PLUS. The Company expects that its Cash Flow Plus will be the Company's mid-level product and contain audiocassette tapes, documentation and computer software containing forms for use by the customer. There are three Cash Flow Plus Modules:

                  (i) Wholesale/Retail Cash Flow System teaches how to find distressed properties and make a profit by either selling the property to another investor (wholesale) or rehabilitating the property and selling it to an owner/occupant (retail).

                  (ii) For Sale by Owner ("FSBO") Cash Flow System teaches how to create profits by purchasing properties from owners, with owner financing. The customer profits from the ability to resell the property to an owner/occupant who can assume the newly created financing.

                  (iii) Lease/Option Cash Flow System teaches how to create profits by leasing properties with an option to buy from owners of real estate and creating new leases with options to buy for tenants/purchasers. The customer profits from the option deposit received from the tenant/purchaser, the difference between the monthly lease payments and the difference between the purchase price from the owner and the selling price to the tenant/purchaser.

         CAMPS. The Camps will offer hands-on training in the three Cash Flow Systems described above, Wholesale/Retail, FSBO and Lease/Option. In addition to receiving the materials provided with the Cash Flow Systems, Boot Camp participants will:

                  (i) have the option of attending live training courses as often as they wish for one year following their purchase of the product;

                  (ii) receive a written manual and video tapes of a prior event;

         It is envisioned that at the live Wholesale/Retail Camp training programs, the participants will review actual real estate multiple listing statements of properties for sale, select potential properties and visit them while receiving instruction. At the live FSBO and Lease/Option Camps training programs, the participants will make telephone calls to owners of properties and negotiate transactions while receiving instruction.

         GUERRILLA MARKETING FOR REAL ESTATE ENTREPRENEURS CAMP. The Company expects that this Camp will teach participants how to generate an ongoing stream of potential real estate sellers who call to offer their homes for sale. The participant will be instructed in a wide variety of marketing approaches by a panel of individuals experienced in the real estate methods taught by the Company. The Company will offer this Camp on a live basis at least once per year. Camp participants will receive videotapes of past events, audiocassette tapes of past events, documentation, and computer software containing forms, reports, and letters for use by participants.

         CONFERENCES. The Company intends to promote and sponsor various conferences (both one day and multiple day events) throughout the United States that feature speakers on topics ranging from real estate investment and management, buying and selling discounted paper, business planning, growing your business, raising capital, reducing your taxes, protecting your assets, managing your properties, adult congregate living facilities as a business, success coaching, negotiating, marketing, sales, sales training, auctions and retirement planning. These conferences will feature the Company's own employees and speakers, and/or lecturers and educators under contract with the Company.

         ONE DAY WORKSHOPS. The Company intends to sponsor and promote one-day workshops featuring Mr. Moore, who will teach attendees how to profit from real estate investing either through creating a home-based business or expanding their current investment activities.

         NEWSLETTER. The Company intends to publish a free newsletter designed to acquire new customers. The newsletter will provide information and encouragement to real estate entrepreneurs, including techniques for creating profits from real estate, income tax updates, listing of upcoming events and feature articles.

         DIRECT AND TELEMARKETING SALES. The Company intends to use both direct mail and telemarketing to promote its own products and services and those of other authors, lecturers and educators.

         PRIVATE LENDING COURSE. The Company expects that its course will provide audiocassette tapes, documentation, and computer software containing forms and reports for use by the customer. The course will instruct the customer how to profit from lending "hard" money (i.e., money lent without regard to the creditworthiness of the borrower) to owners of real estate, how to find lenders and borrowers, and shows the proper steps necessary to complete these transactions profitably.

         SUCCESS SERIES SOFTWARE. The Company intends to market computer software designed to perform the following functions:

                  (i) analyze income and expenses of potential real estate purchases;

                  (ii)     analyze potential mortgage loans;

                  (iii)    create personal financial statements;

                  (iv)     create business plans;

                  (v) analyze income and expenses of potential business purchases and appraise the value of the business;

                  (vi) create and track goals, and activities lists, for planning purposes;

                  (vii)    create bi-weekly mortgage payment plans; and

                  (viii) input, track and market potential sellers of mortgages.

         In addition, the software will contain numerous pre-formatted business letters and legal forms relating to real estate and business transactions.

         INTERNET WEB SITE. The Company expects that its web site will provide browsers with hundreds of pages of free information about creating additional profits for their businesses, and that the browsers will have the opportunity to review advertisements for products and services offered by the Company.

         MORTGAGE COURSE. The Company expects that its Mortgage Course will be one of the Company's mid-level products and contain audiocassette tapes and documentation. This course will teach the purchaser how to find, evaluate, purchase and sell mortgages or deeds of trust.

         MORTGAGE CAMP. The Company expects that its Mortgage Camp will offer hands-on training to teach the attendee how to find, evaluate, purchase and sell mortgages or deeds of trust. In addition to receiving the materials provided with the Mortgage Course, workshop participants:

                  (i) will have the option of attending live training courses as often as they wish for one year following their purchase of the product;

                  (ii) will receive a written manual and video tapes of a prior event.

         Patents, Trademarks, Licenses, Franchisees, Concessions, Royalty Payments or Labor Contracts
         ----------------------------------------------------------------

                None.


         Need for Government Approval of Principal Products or Services
         --------------------------------------------------------------

                None, currently; however, see the following caption.


         Effect of Existing or Probable Governmental Regulations on Business
         -------------------------------------------------------------------

                See the heading "Risk Factors," under the caption "Business" of this Item, specifically, the risk factors entitled "Government Regulations" and "Limited Market for the Company's Common Stock."


         Research and Development
         ------------------------

                  See the heading "Risk Factors", under the caption "Business" of this Item, specifically, the risk factor entitled "Intellectual Property".


         Number of Employees
         -------------------
                One.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operations.
-------------------

         It is anticipated that the Company's customers will include a broad spectrum of individuals from beginning entrepreneurs looking for the skills to achieve financial independence to experienced entrepreneurs looking to enhance their existing plans and protect existing assets, and that its products and services will be sold through several mediums, including direct mail, telemarketing, an Internet Web Site, periodical advertising, television, radio, direct sales and customer word of mouth.

         The Company believes that its ability to teach this information in an understandable, easy-to-follow format will enable it to achieve significant operating results. Maintaining its commitment to quality customer support and long term relationships with customers is its goal and should allow it to achieve rapid expansion and long-term profitability in the market for information, education and financial products and services.

         MARKET AND CUSTOMER BASE. The Company believes that the market for information, education and financial products and services for small businesses and their owners will continue to grow as job insecurity and changes in the employment market compel individuals to seek alternative means to improve their financial status. The Company believes that this desire for individuals to achieve independence, security and control over their lives has created a significant market for the types of products and services that the Company will provide.

         The Company intends to market its products and services in the United States and Canada. The Company's targeted customers include individuals from all age groups and a broad range of income and education levels. The Company expects that its products and services will be used by people without high school diplomas to gain entrepreneurial skills and are equally effective to teach educated professionals to increase their cash flow and/or prepare for career changes.

         The traditional workplace has been drastically altered in the last few years, particularly in once-secure industries which have been devastated by downsizing. As reported in the 1997 "Premier Issue" of WORK @ HOME magazine, 85 percent of our workforce in the 1900's was in agriculture. Today, it's less than 3 percent. In the 1950's, 73 percent of U.S. employees worked in production or manufacturing. In 1997, it's less than 15 percent. The largest trend currently is for Americans to start their own businesses.

         As reported in the WORK@HOME article, a recent USA TODAY survey found 96 percent of adults ages 25-44 are very interested in owning their own business, and according to INC. Magazine, no one knows with certainty how many people are running businesses from their homes. Estimates range from 5.6 million to 30.7 million. The most reasonable estimates are closer to 15 million. Almost half of last year's new enterprises took form in their owner's homes.

         STRATEGY. Based on the Company's view of the market and what it thinks its customer base will want, it has adopted the following goals as its strategy:

         1. Obtain and create exclusive content for marketable products and services.

         2. Build a large portfolio of products and services, in order to create a continuing income stream.

         3. Develop long-term product and service lines in categories in which a significant market share can be achieved.

         4. Expand distribution of products and services through new outlets and mediums.

         SALES AND MARKETING. The Company's basic marketing strategy will be to acquire customers throughout the United States and in Canada at little or no cost to the Company by selling them low-priced ($19-$49) products, such as the Money Machine, or a one day workshop designed to educate the purchaser and create a desire to purchase additional products and services from the Company.

         DIRECT MAIL/TELEMARKETING: The Company envisions that direct mail and telemarketing will represent the majority of its marketing efforts.

         INTERNET WORLD WIDE WEB SITE: The Company intends to use its website to advertise its products and services and to provide information about its upcoming events.

         PERIODICAL ADVERTISING: The Company intends to advertise in local newspapers and industry-related magazines.

         MEDIA, TELEVISION AND RADIO: The Company intends to advertise through radio and television ("Infomercials") to promote its conferences and to sell its products and services. The Company also intends to use radio advertising targeted geographically to coincide with upcoming events.

         DIRECT SALES: During conferences, speakers will sell additional programs, books, videotapes and audiotapes.

         WORD OF MOUTH: The Company believes that its programs will be met with such high customer satisfaction ratings that its customers will be one of its best referral sources.

         The Company anticipates satisfying its cash requirements for the next twelve months from additional equity and/or debt financing.

         The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors," Item 1.

Results of Operations.
----------------------

         There were no operations during the periods covered by the financial statements of the Company which accompany this Registration Statement. See Items
13. and 15.

Liquidity.
-----------

         The Company has a very severe liquidity problem, as evidenced by the facts that as of March 31, 1999 the Company's total cash was only $455, and the Company's total current assets and total assets were only $455, compared with zero current liabilities and zero total liabilities. See Items 13. and 15.


Item 3.  Description of Property.
---------------------------------

         The Company has identified an office facility which is located in Reno, Nevada. It is the Company's intention to negotiate a lease on reasonable terms. In the event additional space is required, the Company believes that such additional space would be available on reasonable terms.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

         The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:


                                     Number of Shares               Percentage
Name and Address                    Beneficially Owned               of Class
----------------                    ------------------              ----------

Keith C. Moore                            395,000                      32.9%
1005 Terminal Way, Suite 110
Reno, NV 89502

David L. Kahn                             100,000                       8.3%
535 N. Hayworth Ave.-301
Los Angeles CA. 90048

Security Ownership of Management.
---------------------------------

         The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                                     Number of Shares               Percentage
Name and Address                    Beneficially Owned               of Class
----------------                    ------------------              ----------

Keith C. Moore                            395,000                      32.9%
1005 Terminal  Way, Suite 110
Reno, NV 89502

Changes in Control.
-------------------

         There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

         The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in November of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.


                                               Date of                Date of
                         Positions           Election or            Termination
       Name                 Held            Designation           or Resignation
       ----              ---------          ------------          --------------

  Keith C. Moore         President,       November 26, 1996              *
                         Treasurer,
                         Secretary, &
                         Director

*Mr. Moore currently serves in the capacities indicated.

Business Experience.
--------------------

         Mr. Moore is currently the President, Treasurer, Secretary, and a Director of the Company. From 1995 to 1999 Mr. Moore founded and served as Chief Financial Officer, NetWorx New Media, Inc., an Internet startup. From 1985 to 1995 he was employed by International Consumer Technologies, a software company.

Family Relationships.
---------------------

         There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

         During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

                  (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

                  (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

                  (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

                  (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


Item 6.  Executive Compensation.
--------------------------------

         The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                        Annual Compensation Award Payouts

   (a)       (b)      (c)       (d)        (e)      (f)      (g)      (h)     (i)

                                                            Secur-
                                                            ities            All
Name and    Year or                      Other     Rest-    Under-    LTIP   Other
Principal   Period    Salary   Bonus     Annual    ricted   lying     Pay-   Compen-
Position    Ended      ($)      ($)      Compen-   Stock    Options   outs   sation
                                         sation
----------------------------------------------------------------------------------


         No cash compensation, deferred compensation or long-term incentive plan awards were paid, issued, or granted to the Company's management during the years ended December 31, 1998 or December 31,1997, nor the period ended March 31, 1999. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

         There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

         There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

         The only transactions between members of management, nominees to become a director or executive officer, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:

         See Item 10. concerning the sale on November 26, 1996 of 395,000 shares of the Company's restricted common shares to Mr. Moore at its par value of $0.001 per share. Pursuant to the Company's 504 Offering, which terminated April 7, 1999, 100,000 shares of the Company's common stock were issued to David Kahn for specified legal services from April, 1999 through approximately October, 2000. Mr. Kahn, a Company attorney, drafted this Registration Statement.


Item 8.  Legal Proceedings.
---------------------------

         The Company is not a party to any pending legal proceeding. To the Company's knowledge, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or persons who may be deemed to be an "affiliate" of the Company or owner of record, or beneficially, of more than five percent of the Company's common stock is a party adverse to the Company, or has a material interest adverse to the Company in any proceeding.


Item 9. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
-------------------------------------------------------------------------------

Market Information.
-------------------

         There has never been any "established trading market" for shares of the common stock of the Company. The Company anticipates that at least one market maker will file a Form 15(c)2-11 with the National Association of Securities Dealers ("NASD"), and thereby anticipates obtaining the right from the NASD to have the Company's stock quoted on the NASD Bulletin Board. However, there can be no assurance that such application will be granted by the NASD. No assurance can be given that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission); limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

Holders.
--------

         The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 32.

Dividends.
----------

         The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future.


Item 10.  Recent Sales of Unregistered Securities.
--------------------------------------------------

         On November 26, 1996 the Company issued its common stock as follows for the following consideration :

                Name                     Amount of Shares       Consideration *
                ----                     ---------------------------------------

           Keith C. Moore                     395,000               $395
           Gary Bryant                         50,000                $50
           Stacy Adair                         55,000                $55
           ERM Enterprises, Inc.               55,000                $55
           JJS, Ltd.                           55,000                $55
           Marlana Foltz                       55,000                $55
           NSF, Inc.                           50,000                $50
           Mel Enterprises, Ltd.               55,000                $55
           NDG, Inc.                           55,000                $55
           Roxboro Investments, Ltd.           55,000                $55
           Corpserve, Trustee for the
             Earl Trust                        55,000                $55
           Robert L. Wonnacott                 55,000                $55
           Swarthmore Associates, Ltd.         55,000                $55
           Web Connect Co., Inc.               55,000                $55
                  Total                     1,100,000

           *All of the above consideration was paid for by cash.

         Each of these persons had access to all material information regarding the Company prior to the offer or sale of the Company's common stock. These offers and sales of common stock are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof; and, by available state exemptions, from similar states' securities laws exempting from registration the offer and sale of such common stock. See "Possible Future Issuance of Common Stock" under the "Risk Factors" section of Item 1. for a discussion ot the restricted and unrestricted common shares of the Company.

         On April 7, 1999 the Company completed a Rule 504 Offering of 2,000 common shares at $1.00 per share for $2,000 cash and 100,000 common shares for specified legal services from April, 1999 through approximately October, 2000, which the Company also valued at $1.00 per share, or $100,000.

         The offers and sales of such common stock are believed to have been exempt from registration pursuant to Rule 504, and from similar applicable states' securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration.

         There are no relationships or affiliations among and between these shareholders and the Issuer, its predecessor, its officers and directors, and other shareholders.


Item 11.  Description of Securities.
------------------------------------

         Common Stock
         ------------

         The Company's authorized common stock consists of twenty million (20,000,000) shares of $0.001 par value. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

         Stockholders of the Company's common stock have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

         Preferred Stock
         ---------------

         The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $0.001 per share. There are presently no outstanding shares of Preferred Stock. The preferred stock of the corporation can be issued in one or more series as may be determined from time to time by the Board of Directors without further stockholder approval. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. All series shall be alike except that there may be variation as to the following: (1) the rate of distribution, (2) the price at, and the terms and conditions on, which shares shall be redeemed, (3) the amount payable upon shares for distributions of any kind, (4) sinking fund provisions for the redemption of shares, and (5) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (6) voting rights, except as limited by law.

         No Outstanding Options, Warrants or Calls
         -----------------------------------------

         Currently, there are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

         No Provisions Limiting Change of Control
         ----------------------------------------

         There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.


Item 12.  Indemnification of Directors and Officers.
----------------------------------------------------

         Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee; or corporation agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

         Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

         To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

         Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either (1) the stockholders, (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

         Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights of indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

         Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

         Article Seven of the Company's Articles of Incorporation provides:

          "LIMITED LIABILITY OF OFFICERS AND DIRECTORS. No officer or Directors of the Corporation shall be liable to the Corporation or its shareholders for the damages for the breach of a fiduciary duty as a Director or Officer other than: (a) acts or omissions which involve intentional misconduct, fraud or a known violation of the law: or (b) the payment of dividends in violation of NRS 78.300.

          The Corporation may purchase or maintain insurance or make other financial arrangements on behalf of any person who is or was a Director, Officer, Employee, or Agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, Employee or Agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as Director, Officer, Employee or Agent, or arising of his status as such, whether or not the Corporation has the authority to indemnify him against such liability or expense.

          The Corporation shall indemnify all of its Officers and Directors past, present, and future against any and all expenses incurred by them, and each of them, including, but not limited to, legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action or administrative proceeding brought against them for any act or omission alleged to have been committed while acting within the scope of their duties as Officers of Directors of the Corporation. The expenses of Officers and Directors incurred in defending any legal action or administrative proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the Officer or Director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he/she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other rights of indemnification which the Officers and Directors may have or hereafter acquire. Without limitation of the foregoing, the Board of Directors may adopt by-laws from time to time to provide the fullest indemnification permitted by the Laws of the State of Nevada."


                  Article V of the Company's By-Laws provides:

      "Section 1. The corporation shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except, in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under by-law, agreement, vote of stockholders or otherwise."

Item 13.  Financial Statements and Supplementary Data.
------------------------------------------------------


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-------------------------------------------------------------------------

         The Company has not had any changes in, or disagreements with, accountants since inception.


Item 15.  Financial Statements and Exhibits
-------------------------------------------

        (a)     Cacciamatta Accountancy Corp.
                Index to Financial Statements
                Report of Certified Public Accountants

Financial Statements
--------------------

         Audited Financial Statements for the years
         December 31, 1998, December 31, 1997, and from November 18, 1996
         ----------------------------------------------------------------

Independent Auditor's Report

Balance Sheet

Statement of Operations

Statements of Stockholders' Equity

Statements of Cash Flows

Notes to the Financial Statements

         Unaudited Financial Statements for March 31, 1999
         -------------------------------------------------

         (b) The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number                Description*
--------              ------------

3.1                   Initial Articles of Incorporation filed November 18, 1996.

3.2                   By-laws.

3.3                   Certificate of Amendment filed February 26, 1999.

3.4                   Certificate of Amendment filed April 5, 1999.

         * Summaries of all exhibits contained within this Registration Statements are modified in their entirety by reference to these Exhibits.

                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.






Date:                                       By: /s/ Keith Moore
                                               ---------------------------------
                                               Keith Moore, Director
                                               and President



Date:                                       By: /s/ Keith Moore
                                               ---------------------------------
                                               Keith Moore, Director
                                               Secretary/Treasurer


                         Success Development Group, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                   (Unaudited)

                                                                                   March 31,
                                                                                     1999
                                                                                ---------------
                                        ASSETS
Current assets:
   Cash                                                                         $          455
                                                                                ---------------
      Total current assets                                                                 455
                                                                                ---------------

                                                                                $          455
                                                                                ===============

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                                             $            -

Commitments and contingencies                                                                -

Shareholders' equity:
   Preferred stock, 5,000,000 shares authorized, $.001 par value,
    no shares issued and outstanding                                                         -
   Common stock, 20,000,000 shares authorized, $.001 par value,
    1,100,000 shares issued and outstanding                                              1,100
   Additional paid-in capital                                                            6,100
   Deficit accumulated during the development stage                                     (6,745)
                                                                                ---------------

      Total shareholders' equity                                                           455
                                                                                ---------------

                                                                                $          455
                                                                                ===============


                         Success Development Group, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                                   (Unaudited)


                                                                                                   Cumulative
                                                                                                 from inception
                                                                 Three months ended March 31,    (Nov. 18, 1996)
                                                               --------------------------------   to March 31,
                                                                     1999            1998             1999
                                                               ---------------  ---------------  ---------------
Costs and expenses:

  General and administrative                                   $        5,695   $            -   $        6,745
                                                               ---------------  ---------------  ---------------

Net loss                                                       $       (5,695)  $            -   $       (6,745)
                                                               ===============  ===============  ===============


Basic and diluted net loss per share                           $       (0.005)  $            -
                                                               ===============  ===============

Basic and diluted weighted average number
  of common shares outstanding                                      1,100,000        1,100,000
                                                               ===============  ===============



                         Success Development Group, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)


                                                                                                   Cumulative
                                                                                                 from inception
                                                                 Three months ended March 31,    (Nov. 18, 1996)
                                                               --------------------------------   to March 31,
                                                                     1999            1998             1999
                                                               ---------------  ---------------  ---------------
Cash flows from operating activities:
  Net loss                                                     $       (5,695)  $            -   $       (6,745)
                                                               ---------------  ---------------  ---------------

Cash flows from financing activities:
  Issuance of common stock                                                  -                -            1,100
  Contribution to capital                                               6,100                -            6,100
                                                               ---------------  ---------------  ---------------

    Net cash provided by financing activities                           6,100                -            7,200
                                                               ---------------  ---------------  ---------------

Net increase in cash                                                      405                -              455

Cash, beginning of period                                                  50               50                -
                                                               ---------------  ---------------  ---------------

Cash, end of period                                            $          455   $           50   $          455
                                                               ===============  ===============  ===============


                         Success Development Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 1999
                                   (Unaudited)

1.    Organization and summary of significant accounting policies
-----------------------------------------------------------------

      The accompanying unaudited financial statements of Success Development Group, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results for any future period. These statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 1998.

      Organization
      ------------

      Success Development Group, Inc., a Nevada corporation (the "Company") was formed on November 18, 1996 under the name Environmental Solutions Now! On February 26, 1999 the Company changed its name to Success Development Group, Inc. The Company expects to produce, market and distribute information, education and financial products and services. The Company's goals are to help small businesses and their owners create and maintain real estate and other home based businesses. The Company is classified as a development stage company because its principal activities involve obtaining capital. The Company is currently being funded by its management, through donated minimal time and office space.

      Use of estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      Income taxes
      ------------

      The Company reports certain expenses differently for financial and tax reporting purposes and, accordingly, provides for the related deferred taxes. Income taxes are accounted for under the liability method in accordance with SFAS 109.

      Basic and diluted net loss per share
      ------------------------------------

      Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

                         Success Development Group, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements


2.    Going concern
-------------------

       The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has reported losses from its inception and is still in the development stage.

       The Company's management intends to continue funding current expenditures by means of contributions to capital and to raise additional funds through equity offerings. However, there can be no assurance that management will be successful in this endeavor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
        OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS FORWARD LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES DISCUSSED IN THE "RISK FACTORS" SECTION OF ITEM 1. UNDER "FORWARD LOOKING STATEMENTS" ACTUAL EVENTS OR THE ACTUAL FUTURE RESULTS OF THE COMPANY MAY DIFFER MATERIALLY FROM ANY FORWARD LOOKING STATEMENT DUE TO SUCH RISKS AND UNCERTAINTIES.

OVERVIEW
--------

Success Development Group, Inc. is a development stage company. A development stage company is one for which principal operations have not commenced. Management has devoted most of its activities to establishing the business. Operating losses have been incurred to date, and will continue to incur as the Company continues to use, rather than provide, working capital in its operations. The Company will produce, market and distribute information, education and financial products and services to small businesses and their owners.

The Company will recognize revenues from the sale of its products upon shipment.

RESULTS OF OPERATIONS
---------------------

NET REVENUES
------------

As a development stage company, the Company had no revenues for the quarters ended March 31, 1999 and March 31, 1998.

COSTS AND EXPENSES
------------------

Costs and expenses for the quarter ended March 31, 1999 were solely related to the 504 Offering the Company undertook during the quarter. The Company had no costs and expenses during the quarter ended March 31, 1998.

OTHER INCOME (EXPENSE)
----------------------
The Company had no other income or expenses for the quarters ended March 31, 1999 and March 31, 1998.

PROVISION FOR INCOME TAXES
--------------------------

The Company had no income nor income taxes for the quarters ended March 31, 1999 and March 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's cash and cash equivalents increased from fifty dollars ($50.00) at March 31, 1998 to four-hundred fifty-five dollars ($455.00) at March 31, 1999 due to contributions to capital from Officers of the Company.

There were no liabilities at March 31, 1998 or at March 31, 1999.

The Company's management currently believes that inflation has not had a material impact on continuing operations.

YEAR 2000
---------

Like many other companies, the year 2000 computer issue creates risk for the Company. The overall cost of the Company's year 2000 compliance plan is a minor portion of the Company's anticipated total information technology budget and is not expected to materially delay the implementation of any other unrelated projects that are planned to be undertaken by the Company. Based on currently available information, management does not believe that the year 2000 issue discussed above relates to the Company's internal systems or its products sold to customers, or that it will have a material adverse impact on the Company's financial condition or results of operations; however, the specific extent to which the Company may be affected by such matters is not certain. In addition, there can be no assurance that the failure by a supplier or another third party to ensure year 2000 compatibility would not have a material adverse effect on the Company.

FACTORS AFFECTING FUTURE PERFORMANCE
------------------------------------

In connection with the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"), the Company has disclosed certain cautionary information to be used in connection with written materials (including this FORM 10-SB) that may contain "forward-looking statements" within the meaning of the Litigation Reform Act. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate", "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are numerous risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. For discussion that highlights some of the more important risks identified by management, but which should not be assumed to be the only factors that could affect future performance, see the Company's Annual Report on Form 10-K which is incorporated herein by reference. The reader or listener is cautioned that the Company does not have a policy of updating or revising forward-looking statements and thus he or she should not assume that silence by management overtime means that actual events are bearing out as estimated in such forward-looking statements.

PART II. - OTHER INFORMATION
----------------------------

ITEM 1.
-------

LEGAL PROCEEDINGS
-----------------

The Company is not a party to any claims or suits.

                         SUCCESS DEVELOPMENT GROUP, INC.
                          (A Development Stage Company)
                              Financial Statements
                                December 31, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


The Board of Directors and Shareholders
Success Development Group, Inc.

We have audited the accompanying balance sheet of Success Development Group, Inc. (a development stage company) (the "Company") as of December 31, 1998, and the related statements of operations, shareholders' equity and cash flows for each of the two years ended December 31, 1998 and for the period from inception (November 18, 1996) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, on a test basis, examination of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Success Development Group, Inc. as of December 31, 1998, and the results of its operations and cash flows for each of the two years ended December 31, 1998 and for the period from inception (November 18, 1996) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has no operations and is in the development stage. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                             CACCIAMATTA ACCOUNTANCY CORPORATION

Irvine, California
May 13, 1999


                         SUCCESS DEVELOPMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  Balance Sheet


                                                                                         DECEMBER 31,
                                                                                             1998
                                                                                       ---------------
                                        ASSETS
CURRENT ASSETS:
   Cash                                                                                $           50
                                                                                       ---------------
      TOTAL CURRENT ASSETS                                                                         50
                                                                                       ---------------

                                                                                       $           50
                                                                                       ===============

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES                                                                    $            -

COMMITMENTS AND CONTINGENCIES                                                                       -

SHAREHOLDERS' EQUITY:
   Preferred stock, 5,000,000 shares authorized, $.001 par value,
    No shares issued and outstanding                                                                -
   Common stock, 20,000,000 shares authorized, $.001 par value,
    1,100,000 shares issued and outstanding                                                     1,100
   Deficit accumulated during the development stage                                            (1,050)
                                                                                       ---------------

      TOTAL SHAREHOLDERS' EQUITY                                                                   50
                                                                                       ---------------

                                                                                       $           50
                                                                                       ===============


   The accompanying notes are an integral part of these financial statements.


                         SUCCESS DEVELOPMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             Statement of Operations



                                                                                                  Cumulative
                                                                                                from inception
                                                                    Year ended December 31,     (Nov. 18, 1996)
                                                              --------------------------------  to December 31,
                                                                   1998              1997            1998
                                                              ---------------  ---------------  ---------------
Costs and expenses:

  General and administrative                                  $            -   $            -   $        1,050
                                                              ---------------  ---------------  ---------------

NET LOSS                                                      $            -   $            -   $       (1,050)
                                                              ===============  ===============  ===============


BASIC AND DILUTED NET LOSS PER SHARE                          $            -   $            -
                                                              ===============  ===============

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES OUTSTANDING                                     1,100,000        1,100,000
                                                              ===============  ===============



   The accompanying notes are an integral part of these financial statements.

                         Success Development Group, Inc.
                          (A Development Stage Company)
                        Statement of Shareholders' Equity
             From inception (November 18, 1996) to December 31, 1998


                                                    Common Stock
                                       ---------------------------------------    Deficit
                                                              Amount            Accumulated
                                                     -------------------------   During the      Total
                                          Number          Per                   Development   Shareholders'
                                        of Shares        Share       Total         Stage         Equity
                                       ------------ ------------ ------------  ------------  ------------



Initial capitalization                   1,100,000   $    0.001  $     1,100   $         -   $     1,100

Net loss for 1996                                -            -            -        (1,050)       (1,050)
                                       ------------ ------------ ------------  ------------  ------------


 Balance, December 31, 1996              1,100,000            -        1,100        (1,050)           50


Net loss for 1997                                -            -            -             -             -
                                       ------------ ------------ ------------  ------------  ------------


 Balance, December 31, 1997              1,100,000            -        1,100        (1,050)           50


Net loss for 1998                                -            -            -             -             -
                                       ------------ ------------ ------------  ------------  ------------



 Balance, December 31, 1998              1,100,000               $     1,100   $    (1,050)  $        50
                                       ============              ============  ============  ============


   The accompanying notes are an integral part of these financial statements.


                         Success Development Group, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows

                                                                                                  Cumulative
                                                                                                from inception
                                                                    Year ended December 31,     (Nov. 18, 1996)
                                                              --------------------------------  to December 31,
                                                                   1998              1997            1998
                                                              ---------------  ---------------  ---------------
Cash flows from operating activities:
  Net loss                                                    $            -   $            -   $       (1,050)
                                                              ---------------  ---------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock                                                 -                -            1,100
                                                              ---------------  ---------------  ---------------

Net increase in cash                                                       -                -               50
                                                              ---------------  ---------------  ---------------

CASH, BEGINNING OF PERIOD                                                 50               50                -
                                                              ---------------  ---------------  ---------------

CASH, END OF PERIOD                                           $           50   $           50   $           50
                                                              ===============  ===============  ===============



   The accompanying notes are an integral part of these financial statements.

                         SUCCESS DEVELOPMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

      Organization
      ------------

      Success Development Group, Inc., a Nevada corporation (the "Company"), was formed on November 18, 1996 under the name Environmental Solutions Now! On February 26, 1999 the Company changed its name to Success Development Group, Inc. The Company expects to produce, market and distribute information, education and financial products and services. The Company's goals are to help small businesses and their owners create and maintain real estate and other home based businesses. The Company is classified as a development stage company because its principal activities involve obtaining capital. The Company is currently being funded by its management, through donated minimal time and office space.

      Use of estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      Income taxes
      ------------

      The Company reports certain expenses differently for financial and tax reporting purposes and, accordingly, provides for the related deferred taxes. Income taxes are accounted for under the liability method in accordance with SFAS 109.

      Basic and diluted net loss per share
      ------------------------------------

      Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

                         SUCCESS DEVELOPMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


2.    BASIC AND DILUTED NET LOSS PER SHARE
------------------------------------------

      The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

                                                                 1998             1997
                                                            -------------    -------------
Basic and diluted loss per share:
---------------------------------

  Numerator
  ---------
      Net loss                                              $          -     $          -
                                                            -------------    -------------

  Denominator
  -----------
      Basic and diluted weighted average number of
      common shares outstanding during the period              1,100,000        1,100,000
                                                            -------------    -------------

     Basic and diluted loss per share                       $          -     $          -
                                                            =============    =============



3.    INCOME TAXES
------------------

      The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets are reduced by a valuation allowance when deemed appropriate. For 1998 and 1997, no income taxes have been recorded.

4.    GOING CONCERN
-------------------

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has reported losses from its inception and is still in the development stage.

      The Company's management intends to continue funding current expenditures by means of contributions to capital and to raise additional funds through equity offerings. However, there can be no assurance that management will be successful in this endeavor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
        OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS FORWARD LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES DISCUSSED IN THE "RISK FACTORS" SECTION OF ITEM 1. UNDER "FORWARD LOOKING STATEMENTS". ACTUAL EVENTS OR THE ACTUAL FUTURE RESULTS OF THE COMPANY MAY DIFFER MATERIALLY FROM ANY FORWARD LOOKING STATEMENT DUE TO SUCH RISKS AND UNCERTAINTIES.

OVERVIEW
--------

Success Development Group, Inc. is a development stage company. A development stage company is one for which principal operations have not commenced. Management has devoted most of its activities to establishing the business. Operating losses have been incurred to date, and will continue to incur as the Company continues to use, rather than provide, working capital in its operations. The Company will produce, market and distribute information, education and financial products and services to small businesses and their owners.

The Company will recognize revenues from the sale of its products upon shipment.

RESULTS OF OPERATIONS
---------------------

NET REVENUES
------------

As a development stage company, the Company had no revenues for the years ended December 31, 1998 and December 31, 1997, nor since inception through December 31, 1996.

COSTS AND EXPENSES
------------------

As a development stage company, the Company had no costs and expenses for the years ended December 31, 1998 and December 31, 1997. From inception through December 31, 1996, the Company's expenses in the amount of $1,050 consisted of costs related to the incorporation of the Company and issuance of common stock.

OTHER INCOME (EXPENSE)
----------------------

The Company had no other income or expenses for the years ended December 31, 1998 and December 31, 1997, nor since inception through December 31, 1996.

PROVISION FOR INCOME TAXES
--------------------------

The Company had no income nor income taxes for the years ended December 31, 1998 and December 31, 1997, nor since inception through December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's cash and cash equivalents remained unchanged at fifty dollars ($50.00) at December 31, 1998, December 31, 1997 and December 31, 1996.

The Company had no liabilities at December 31, 1998, December 31, 1997, and December 31, 1996.

The Company's management currently believes that inflation has not had a material impact on continuing operations.

YEAR 2000
---------

Like many other companies, the year 2000 computer issue creates risk for the Company. The overall cost of the Company's year 2000 compliance plan is a minor portion of the Company's anticipated total information technology budget and is not expected to materially delay the implementation of any other unrelated projects that are planned to be undertaken by the Company. Based on currently available information, management does not believe that the year 2000 issue discussed above relates to the Company's internal systems or its products sold to customers, or that it will have a material adverse impact on the Company's financial condition or results of operations; however, the specific extent to which the Company may be affected by such matters is not certain. In addition, there can be no assurance that the failure by a supplier or another third party to ensure year 2000 compatibility would not have a material adverse effect on the Company.

FACTORS AFFECTING FUTURE PERFORMANCE
------------------------------------

In connection with the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"), the Company has disclosed certain cautionary information to be used in connection with written materials (including this FORM 10-SB) that may contain "forward-looking statements" within the meaning of the Litigation Reform Act. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate", "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The listener or reader is cautioned that all forward-looking statements are necessarily speculative and there are numerous risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. For discussion that highlights some of the more important risks identified by management, but which should not be assumed to be the only factors that could affect future performance, see the "Risk Factors" section of Item 1., which is incorporated herein by reference. The reader is cautioned that the Company does not have a policy of updating or revising forward-looking statements and thus he or she should not assume that silence by management over time means that actual events are bearing out as estimated in such forward-looking statements.